50
3/3/03

03002382

UNITED STATES
.ND EXCHANGE COMMISSION
Washington, D.C. 20549

UF 3-3-03

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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2003
WASH, D.C.
187

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-32004 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wealth Monitors, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11225 College Boulevard, Suite 100
(No. and Street)

Overland Park (City) Kansas (State) 66210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maryann Lamb (913) 345-2822
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Zieha, J. E.
(Name – *if individual, state last, first, middle name*)

2301 West 70th Street (Address) Shawnee Mission (City) Kansas (State) 66208 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Maryann Lamb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wealth Monitors, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public - State of Kansas
TARA L. SCHROEDER
My Appointment Expires 4/27/05

Signature

Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEALTH MONITORS, INC.

REPORT ON AUDIT OF
FINANCIAL STATEMENTS

DECEMBER 31, 2002

CONTENTS

# J. E. ZIEHA, CPA
**2301 West 70th Street**
**Shawnee Mission, Kansas 66208**
**(913) 432-3336**
**(913)432-9992 (fax)**


**Wealth Monitors, Inc.**
Overland Park, Kansas

We have audited the accompanying statements of financial condition of **Wealth Monitors, Inc.**, as of December 31, 2002 and the related statements of income, changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors for the years then ended. In addition, we audited the supplementary schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, computation of determination of reserve requirements, information relating to the possession or control requirements, and reconciliation pursuant to Rule 17a-5(d)(4). These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and supplementary schedules referred to above present fairly, in all material respects, the financial position of **Wealth Monitors, Inc.** at December 31, 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principlesgenerally accepted in the United States of America.

J. E. Zieha, CPA

February 20, 2003

**WEALTH MONITORS, INC.**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2002**

**ASSETS**

| | |
|---|---|
| **CURRENT ASSETS** | |
| Cash and cash equivalents | $489,562 |
| Commissions receivable | 27,431 |
| Other receivables | 19,532 |
| Prepaid expenses | 8,155 |
| Total Current Assets | 544,680 |
| **PROPERTY, PLANT AND EQUIPMENT** | |
| Office furniture and equipment | 68,676 |
| Vehicles | 41,091 |
| Mailing List | 17,751 |
| | 127,518 |
| Less accumulated depreciation | 123,711 |
| Net Property, Plant and Equipment | 3,807 |
| **OTHER ASSETS** | |
| Long-term marketable securities, at market (cost, $552,449) | 316,768 |
| Deposits | 4,501 |
| Total Other Assets | 321,269 |
| | $ 869,756 |

***The accompanying notes are an integral part of these statements.***

**WEALTH MONITORS, INC.**

**STATEMENT OF FINANCIAL CONDITION – CONTINUED**

**DECEMBER 31, 2002**

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| **CURRENT LIABILITIES** | |
| Accounts payable | $ 2,078 |
| Other payables | 55,458 |
| Total Liabilities | 57,536 |
| **STOCKHOLDER'S EQUITY** | |
| Common stock, $0.01 par value | |
| Authorized – 1,000,000 shares | |
| Issued and outstanding - 200,000 shares | 2,000 |
| Additional paid-in capital | 308,561 |
| Retained earnings | 501,659 |
| Total Stockholder's Equity | 812,220 |
| | $ 869,756 |

***The accompanying notes are an integral part of these statements.***

**WEALTH MONITORS, INC.**

**STATEMENT OF INCOME**

**YEAR ENDED DECEMBER 31, 2002**

| | |
|---|---|
| **REVENUES** | |
| Commission income | 616,005 |
| Interest and dividends | 9,511 |
| Realized investment loss | ( 9,284 ) |
| Unrealized investment loss | (124,825) |
| Other | 220,500 |
| | 711,907 |
| **EXPENSES** | |
| Operating and administrative | 800,422 |
| Interest | 184 |
| Depreciation | 13,573 |
| | 814,179 |
| Income before income taxes | (102,272) |
| **PROVISION FOR INCOME TAXES** | 5,906 |
| Net income | $(108,178) |

***The accompanying notes are an integral part of these statements.***

**WEALTH MONITORS, INC.**

**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**

**YEAR ENDED DECEMBER 31, 2002**

| | Common Shares Issued and Outstanding | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| Balances at December 31, 2001 | 200,000 | $ 2,000 | $ 308,561 | $ 609,837 | $ 920,398 |
| Net income | - | - | - | (108,178) | (108,178) |
| Balances at December 31, 2002 | 200,000 | $ 2,000 | $ 308,561 | $ 501,659 | $ 812,220 |

***The accompanying notes are an integral part of these statements.***

WEALTH MONITORS, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2002

There were no liabilities subordinated to the claims of creditors at the beginning or end of the year or at any time during the year.

***The accompanying notes are an integral part of these statements.***

# WEALTH MONITORS, INC.

## STATEMENT OF CASH FLOWS

## YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net income | $(108,178) |
| Adjustments to reconcile net income to | |
| net cash provided (used) by operating activities: | |
| Depreciation | 13,573 |
| Realized investment losses | 9,284 |
| Unrealized investment losses | 124,825 |
| Change in current assets and liabilities: | |
| (Increase) decrease in: | |
| Commissions receivable | 8,999 |
| Other receivable | 17,190 |
| Prepaid expenses | ( 1,768) |
| Increase (decrease) in: | |
| Accounts payable | ( 195) |
| Other payables | ( 27,909) |
| Net cash provided by operating activities | 35,821 |
| **CASH FLOW FROM INVESTING ACTIVITIES** | |
| Sale of securities | 223,061 |
| Purchase of securities | (263,127) |
| Purchase of fixed assets | ( 8,220) |
| Net cash used by investing activities | ( 48,286) |
| Net decrease in cash | ( 12,465) |
| **CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR** | 502,027 |
| **CASH AND CASH EQUIVALENTS, END OF YEAR** | $ 489,562 |

***The accompanying notes are an integral part of these statements.***

WEALTH MONITORS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

***A. Description of Business***

Wealth Monitors, Inc. (Company) is a full service securities broker providing investment advisory and other related services. It operates as an introducing broker on a fully disclosed basis and does not hold funds or securities for customers. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). The Company is not registered with the Securities and Exchange Commission as an investment advisor.

***B. Cash Equivalents***

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

***C. Receivables***

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

***D. Office Furniture and Equipment***

Office furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method. The useful lives of the related assets are from five to seven years. Expenditures for maintenance, repairs and renewals are charged to expense as incurred.

***E. Long-term Marketable Securities***

Marketable securities consist of various stock and mutual fund holdings, carried at market value. Unrealized gains or losses are included as part of revenue in the income statement.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

### *F. Income Taxes*

Income tax expenses are accrued based upon the actual taxes payable. There are no significant differences between income reported for financial statement and tax purposes.

### *G. Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2001, the Company had net capital of $722,982, which was $622,982 in excess of its required net capital of $100,000.

In addition, the company's clearinghouse requires the maintenance of a minimum net capital balance of $150,000.

## NOTE 3 - MATERIAL INADEQUACIES

None noted

SUPPLEMENTARY INFORMATION

**Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934**

**As of December 31, 2002**

**Schedule I**

**WEALTH MONITORS, INC.**

**COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION**

**AS OF DECEMBER 31, 2002**

| | |
|---|---|
| **NET CAPITAL** | |
| Total stockholder's equity | $ 812,220 |
| Ownership equity not allowable for net capital: | |
| Receivables | 19,532 |
| Property and equipment | 3,807 |
| Other assets | 12,656 |
| | 776,225 |
| Haircuts on investments | 53,243 |
| Net capital | $722,982 |
| **AGGREGATE INDEBTEDNESS** | |
| Total aggregate indebtedness | $ 57,536 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | |
| Minimum net capital required | $100,000 |
| Excess of net capital | $622,982 |
| Ratio: Aggregate indebtedness to net capital | .08 to 1 |

**WEALTH MONITORS, INC.**

**COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION**

**AS OF DECEMBER 31, 2002**

**A RECONCILIATION PURSUANT TO RULE 17a-5(D)(4)**
(included in Part IIA of Focus Report as of December 31, 2002)

| | |
|---|---|
| Total ownership equity qualified for net capital per December 31, 2002, Part II A | $ 820,480 |
| Decrease in income tax receivable | ( 856) |
| Decrease in fixed assets | ( 7,404) |
| Total ownership equity qualified for net capital per December 31, 2002, audit report | 812,220 |
| Non-allowable assets per December 31, 2002 Part II A | 44,255 |
| Decrease in income tax receivable | ( 856) |
| Decrease in fixed assets | ( 7,404) |
| Non-allowable assets per December 31, 2002 audit report | 35,995 |
| Net capital, as reported in Company's Part IIA | $722,982 |
| Increase in ownership equity qualified for net capital Per December 31, 2002 audit report | 0 |
| Net capital per December 31, 2002 audit report | $722,982 |

**Schedule II**

**WEALTH MONITORS, INC.**

**COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

**AS OF DECEMBER 31, 2002**

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(1) of Rule 15c3-3.

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

**J. E. ZIEHA, CPA**
**2301 West 70th Street**
**Shawnee Mission, Kansas 66208**
**(913) 432-3336**
**(913) 432-9992 (fax)**


## INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
**Wealth Monitors, Inc.**

In planning and performing our audit of the financial statements of **Wealth Monitors, Inc.** for the year ended December 31, 2002, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

<u>INDEPENDENT AUDITOR'S REPORT</u>
(continued)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

D. E. Zuka, CPA

February 20, 2003